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                          November 18, 2021

       Scott Bruce
       President
       Radius Global Infrastructure, Inc.
       3 Bala Plaza East, Suite 502
       Bala Cynwyd, PA 19004

                                                        Re: Radius Global
Infrastructure, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-261014

       Dear Mr. Bruce:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Melanie
Singh at 202-551-4074 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              C. Alex Bahn